EXHIBIT 99.1

March 21, 2018 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING PLANS SPIN-OUT TRANSACTION

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing" or the "Company") (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce that its Board of Directors has approved, in principle, a strategic reorganization of the Company’s assets pursuant to which the Company would spin off its holdings of common shares of Commander Resources Ltd. (TSX-V: CMD), as well as its interests in exploration projects in the gold district of the Yukon and a lithium project in Nevada (the “Exploration Projects”) into a newly incorporated subsidiary (“SpinCo”). Bearing will continue to hold its interest in the Maricunga lithium project.

It is proposed that the transaction will be carried out by way of statutory plan of arrangement (the “Spin-Out”) pursuant to the Business Corporations Act (British Columbia). Under the terms of the Spin-Out, shareholders of Bearing would exchange their existing common shares of Bearing for the same number of new common shares of Bearing (having the identical terms of the existing Bearing common shares) and common shares of SpinCo. The number of common shares of SpinCo to be issued to each Bearing shareholder under the Spin-Out has not yet been determined. There will be no change in shareholders’ holdings in Bearing as a result of the Spin-Out.

In connection with the Spin-Out, the Company intends to complete a non-brokered private placement (the “Financing”) into SpinCo of a maximum of 2,000,000 common shares at a price of $0.10 per share. The net proceeds of the Financing will be used to fund, among other things, the working capital of SpinCo, the negotiation of potential joint venture opportunities with respect to the Exploration Projects and potential future acquisitions.

The proposed Spin-Out will be subject to the approval of Bearing’s shareholders which Bearing intends to seek at its 2018 annual general and special meeting of shareholders (the “Shareholders’ Meeting”). The date for the Shareholders Meeting has not yet been determined. The Spin-Out also requires the approval of the British Columbia Supreme Court.

The Company intends to seek a listing of the SpinCo common shares on the TSXV but no assurance can be provided that such a listing will be obtained. Any such listing will be subject to SpinCo fulfilling all of the requirements of the applicable stock exchange.

Further details of the Spin-Out, including the date for the Shareholders’ Meeting and the number of SpinCo common shares to be granted to shareholders of Bearing will be announced in the near future. Shareholders are cautioned that the final details of the Spin-Out are still be to be determined and there is no certainty that the Spin-Out will be completed on the terms currently proposed or at all.

Jeremy Poirier, President and CEO of Bearing Lithium, commented: “We believe the value of these assets is not reflected in the current share price of Bearing Lithium and see this as a way to create additional value for shareholders. The new vehicle will evaluate opportunities outside of the lithium space while Bearing Lithium retains its primary focus on the Maricunga project. “

About Bearing Lithium Corp.

Bearing Lithium Corp. is a mineral exploration and development company, primarily focused on lithium. Its primary asset is a free-carried 17.7% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in Q3/2018, are fully-funded by LPI, their earn-in joint-venture partner. Bearing Lithium also holds a portfolio of grass-roots exploration projects in the gold district of the Yukon, which are currently optioned to Golden Predator, and a lithium project in Nevada, which is currently optioned to First Division Ventures Inc.

ON BEHALF OF THE BOARD

Signed "Jeremy Poirier"

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of the proposed Spin-Out, completion of the proposed Financing, negotiation of potential joint venture opportunities, future acquisitions, receipt of required shareholder, court, stock exchange and regulatory approvals for the Spin-Out and the timing of disclosure of additional details concerning the Spin-Out. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: determination of acceptable terms for the proposed Spin-Out, receipt of all required shareholder, court, stock exchange and regulatory approvals for the Spin-Out; changes in the value of the Commander Resources Ltd. common shares or the value of the Exploration Properties; determination of acceptable terms for the proposed Financing; sufficient market interest to complete the proposed Financing; fluctuations in the securities markets and the market price of Bearing’s common shares; interest of other parties in negotiating a potential joint venture; and applicable stock exchange approval for listing of the SpinCo common shares. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.